

16012072

SSION

Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
416

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51646 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Telemetry Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Fifth Avenue, Suite 1108
(No. and Street)

| New York City | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin 914-523-3894
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| 750 3rd Avenue | NYC | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Dwight Eyrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telemetry Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Operating Officer

Title

PERLA I. TORIBIO
Notary Public, State of New York
Qualified in Bronx County
No. 01TO6276703
My Commission Expires 02-19-2017



2-25-16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

**TELEMETRY SECURITIES, L.L.C.**
**(a Delaware limited liability company)**

December 31, 2015

# TELEMETRY SECURITIES, L.L.C.
## YEAR ENDED DECEMBER 31, 2015

## TABLE OF CONTENTS


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Member of
Telemetry Securities, L.L.C.

We have audited the accompanying statement of financial condition including the condensed schedule of investments of Telemetry Securities, L.L.C. (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telemetry Securities, L.L.C. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

*EisnerAmper LLP*

New York, New York
February 25, 2016

**TELEMETRY SECURITIES, L.L.C.**
**Statement of Financial Condition**
**As of December 31, 2015**

**ASSETS**

| | | |
|---|---|---|
| Securities owned, at fair value (cost $248,012,596) | $ | 216,273,637 |
| Receivable from clearing broker | | 6,192,097 |
| Interest and dividends receivable | | 1,331,991 |
| Other | | 20,000 |
| Total assets | $ | 223,817,725 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES | | |
| Securities sold, but not yet purchased, at fair value (proceeds $66,818,647) | $ | 66,590,755 |
| Interest and dividends payable | | 211,196 |
| Payable to clearing broker | | 74,497,767 |
| Due to Telemetry Investments, L.L.C. | | 56,695 |
| Total liabilities | | 141,356,413 |
| MEMBER'S EQUITY | | 82,461,312 |
| Total liabilities and member's equity | $ | 223,817,725 |

The accompanying notes are an integral part of this financial statement

**Telemetry Securities, L.L.C.**
Condensed Schedule of Investments
December 31, 2015

| Shares/ Principals | Description | Cost | Fair Value | Percentage of Member's Equity |
|---|---|---|---|---|
| | **Securities owned, at fair value** | | | |
| | **Common Stocks** | | | |
| | **AUSTRALIA** | | | |
| | Materials | $ 103,206 | $ 104,509 | 0.13% |
| | **BERMUDA** | | | |
| | Financials | 3,800,298 | 3,848,857 | 4.67% |
| | **BRITAIN** | | | |
| | Energy | 783,589 | 819,000 | 0.99% |
| | **CANADA** | | | |
| | Health Care | | 449,450 | 0.55% |
| | Information Technology | | 115,350 | 0.14% |
| | Materials | | 59,540 | 0.07% |
| | **Total Canada** | 1,289,528 | 624,340 | 0.76% |
| | **COLUMBIA** | | | |
| | Energy | 126,408 | 36,924 | 0.04% |
| | **CHINA** | | | |
| | Consumer Discretionary | | 85,400 | 0.10% |
| | Health Care | | 108,480 | 0.13% |
| | Information Technology | | 471,670 | 0.57% |
| | **Total China** | 651,224 | 665,550 | 0.80% |
| | **FRANCE** | | | |
| | Health Care | | 23,175 | 0.03% |
| | Information Technology | | 677,527 | 0.82% |
| | **Total France** | 745,926 | 700,702 | 0.85% |
| | **GERMANY** | | | |
| | Health Care | 869,293 | 712,000 | 0.86% |
| | **IRELAND** | | | |
| | Health Care | | 57,880 | 0.07% |
| | Industrials | | 3,071,758 | 3.73% |
| | Information Technology | | 1,448,280 | 1.75% |
| | **Total Ireland** | 4,537,194 | 4,577,918 | 5.55% |
| | **ISRAEL** | | | |
| | Information Technology | 797,167 | 791,040 | 0.96% |
| | **NETHERLANDS** | | | |
| | Energy | 50,718 | 45,790 | 0.06% |
| | **SINGAPORE** | | | |
| | Energy | 5,871,327 | 3,079,160 | 3.73% |
| | **SPAIN** | | | |
| | Financials | 990,955 | 737,591 | 0.89% |
| | **UNITED STATES** | | | |
| 22,500 | Time Warner Cable | | 4,175,775 | 5.06% |
| | Other | | 4,598,570 | 5.58% |
| | Consumer Discretionary | | 8,774,345 | 10.64% |
| | Consumer Staples | | 2,309,368 | 2.80% |
| | Energy | | 4,242,837 | 5.15% |
| | Financials | | 9,798,264 | 11.88% |
| 30,300 | Humana, Inc. | | 5,408,853 | 6.56% |
| | Other | | 15,231,884 | 18.47% |
| | Health Care | | 20,640,737 | 25.03% |
| 29,273 | Precision Castparts | | 6,791,629 | 8.24% |
| | Other | | 1,731,128 | 2.10% |
| | Industrials | | 8,522,757 | 10.34% |

The accompanying notes are an integral part of this financial schedule

**Telemetry Securities, L.L.C.**
Condensed Schedule of Investments
December 31, 2015

| Shares/ Principals | Description | Cost | Fair Value | Percentage of Member's Equity |
|---|---|---|---|---|
| 85,000 | Broadcom Corp | | 4,914,700 | 5.96% |
| | Other | | 8,796,830 | 10.67% |
| | Information Technology | | 13,711,530 | 16.63% |
| | Materials | | 1,436,490 | 1.74% |
| | Telecommunication Services | | 8,197,755 | 9.94% |
| | Utilities | | 9,388,974 | 11.39% |
| | **Total United States** | 90,483,650 | 87,023,057 | 105.54% |
| | **Total Common Stocks** | 111,100,483 | 103,766,438 | 125.83% |
| | **Exchange Traded Funds** | | | |
| 165,651 | Ishares MSCI Emerging Markets | | 5,332,306 | 6.47% |
| 105,000 | WisdomTree Europe Hedged | | 5,650,050 | 6.85% |
| | Other | | 5,690,216 | 6.90% |
| | **Total Exchange Traded Funds** | 17,113,497 | 16,672,572 | 20.22% |
| | **Options** | | | |
| | **United States** | 2,451,327 | 1,741,047 | 2.11% |
| | **Corporate Bonds** | | | |
| | **United States** | | | |
| | Consumer Discretionary | | 922,690 | 1.12% |
| 14,752,000 | Emerald Oil 2.0% 4-1-2019 | | 4,720,640 | 5.72% |
| 12,000,000 | Cobalt Int'l Energy 2.625% 12-1-2019 | | 6,727,560 | 8.16% |
| | Other | | 7,771,270 | 9.42% |
| | Energy - Total | | 19,219,470 | 23.30% |
| | Financials | | 7,500 | 0.01% |
| | Health Care | | | |
| 5,350,000 | Array Bio 3.0% 6-01-2020 | | 4,952,121 | 6.01% |
| 9,426,000 | Orexigen Therapeutics 2.75% 12-1-2020 | | 5,473,018 | 6.64% |
| 8,040,000 | Sequenom 5.0% 1-1-2018 | | 6,090,300 | 7.39% |
| 8,000,000 | Clovis Oncology 2.5% 9-15-2021 | | 6,840,000 | 8.29% |
| 12,400,000 | Pernix Therapeutics 4.25% 4-1-2021 | | 7,153,312 | 8.67% |
| 8,000,000 | PTC Therapeutics 3.0% 8-15-2022 | | 7,200,000 | 8.73% |
| 11,500,000 | Aegerion Pharma 2.0% 8-15-19 | | 7,633,125 | 9.26% |
| | Other | | 8,463,150 | 10.26% |
| | Health Care - Total | | 53,805,026 | 65.25% |
| | Industrials | | 1,432,500 | 1.74% |
| | Information Technology | | 3,578,760 | 4.34% |
| | Materials | | 1,972,500 | 2.39% |
| | Telecommunication Services | | 3,500,043 | 4.24% |
| | Utilities | | 1,501,088 | 1.82% |
| | **Total Bonds** | 109,249,067 | 85,939,577 | 104.21% |
| | **Note - United States - Health Care** | | | |
| 8,098,222 | Kadmon Pharmaceuticals, LLC 13% Second-lien convertible PIK Due 2019 | 8,098,222 | 8,098,222 | 9.82% |
| | **Futures - Interest Rate** | | 55,781 | 0.08% |
| | **Total securities owned, at fair value** | $ 248,012,596 | $ 216,273,637 | 262.27% |

The accompanying notes are an integral part of this financial schedule

**Telemetry Securities, L.L.C.**
**Condensed Schedule of Investments**
**December 31, 2015**

| Shares/ Principals | Description | Cost | Fair Value | Percentage of Member's Equity |
|---|---|---|---|---|
| | **Securities sold, but not yet purchased, at fair value** | | | |
| | **Common Stocks** | | | |
| | **BRITAIN** | | | |
| | Financials | $ 1,370,318 | $ 1,403,673 | 1.70% |
| | **FINLAND** | | | |
| | Information Technology | 493,569 | 535,626 | 0.65% |
| | **SINGAPORE** | | | |
| | Information Technology | 2,388,443 | 2,554,640 | 3.10% |
| | **SWITZERLAND** | | | |
| | Financials | 767,213 | 817,950 | 0.99% |
| | **UNITED STATES** | | | |
| | Consumer Discretionary | | 3,204,613 | 3.89% |
| | Energy | | 4,480,955 | 5.43% |
| | Financials | | 3,642,624 | 4.42% |
| | Health Care | | 19,003,450 | 23.05% |
| | Industrials | | 616,148 | 0.75% |
| | Information Technology | | 1,611,818 | 1.95% |
| | Materials | | 53,280 | 0.06% |
| | Telecommunication Services | | 155,660 | 0.19% |
| | Utilities | | 519,450 | 0.63% |
| | **Total United States** | 33,726,998 | 33,287,998 | 40.37% |
| | **Total Common Stocks** | 38,746,541 | 38,599,887 | 46.81% |
| | **Exchange Traded Funds** | | | |
| 49,700 | SPDR S&P 500 ETF Trust | | 10,133,333 | 12.29% |
| | Other | | 3,684,310 | 4.47% |
| | **Total Exchange Traded Funds** | 13,991,648 | 13,817,643 | 16.76% |
| | **Options** | | | |
| | **United States** | 1,379,650 | 1,416,000 | 1.72% |
| | **Corporate Bonds** | | | |
| | **United States** | | | |
| | Consumer Discretionary | | | |
| 6,000,000 | GT 5.125% 11-15-2023 | | 6,150,000 | 7.46% |
| | Industrials | | 3,508,750 | 4.25% |
| | Health Care | | 3,052,500 | 3.70% |
| | **Total Corporate Bonds** | 12,700,808 | 12,711,250 | 15.41% |
| | **Futures** | | | |
| | **Interest rate** | | 9,375 | 0.01% |
| | **Stock Index** | | 36,600 | 0.04% |
| | | | 45,975 | 0.05% |
| | **Total securities sold, but not yet purchased, at fair value** | $ 66,818,647 | $ 66,590,755 | 80.75% |

The accompanying notes are an integral part of this financial schedule

# TELEMETRY SECURITIES, L.L.C.
**Statement of Operations**
**Year Ended December 31, 2015**

| | |
|---|---|
| REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS: | |
| Net realized gain on investment transactions | $ 7,544,911 |
| Net change in unrealized depreciation on investment transactions | (21,514,829) |
| Net realized and unrealized (loss) on investment transactions | (13,969,918) |
| INVESTMENT INCOME: | |
| Interest | 4,693,625 |
| Dividends | 1,862,618 |
| Total investment income | 6,556,243 |
| EXPENSES: | |
| Interest | 2,190,625 |
| Dividends | 1,411,397 |
| Professional fees and other | 164,322 |
| Data and other fees | 1,072,141 |
| Expense reimbursement from Investment Manager | (503,004) |
| Total expenses | 4,335,481 |
| Net investment income | 2,220,762 |
| Net loss | $ (11,749,156) |

The accompanying notes are an integral part of these financial statements

# TELEMETRY SECURITIES, L.L.C.
## Statement of Changes in Member's Equity
## Year Ended December 31, 2015

| | | |
|---|---|---|
| **Balance, December 31, 2014** | $ | 84,710,468 |
| Member contribution | | 17,000,000 |
| Member withdrawals | | (7,500,000) |
| Net loss | | (11,749,156) |
| **Balance, December 31, 2015** | $ | 82,461,312 |

The accompanying notes are an integral part of these financial statements

# TELEMETRY SECURITIES, L.L.C.
**Statement of Cash Flows**
**Year ended December 31, 2015**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Loss | $ | (11,749,156) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Changes in assets and liabilities | | |
| Securities owned, at fair value | | 10,684,651 |
| Receivable from clearing broker | | (6,192,097) |
| Interest and dividends receivable | | (448,691) |
| Other | | 30,625 |
| Securities sold, but not yet purchased, at fair value | | (61,353,233) |
| Interest and dividends payable | | 211,196 |
| Due to clearing broker | | 59,314,185 |
| Due to Telemetry Investments, L.L.C. | | 2,520 |
| Net cash used in operating activities | | (9,500,000) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Member withdrawals paid | | (7,500,000) |
| Member contribution received | | 17,000,000 |
| Net cash provided by financing activities | | 9,500,000 |
| Net change in cash and cash at end of year | | - |
| Supplemental cash flow disclosure: | | |
| Interest paid during the year | $ | 2,080,917 |

The accompanying notes are an integral part of these financial statements

## 1. ORGANIZATION AND BUSINESS

Telemetry Securities, L.L.C., a Delaware limited liability company (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the NYSE MKT LLC. ("NYSE"). The Company was established for the purpose of engaging in proprietary trading activities using strategies on a global basis in the form of trading in domestic and foreign securities and other financial instruments.

The Company's manager is Telemetry Investments, L.L.C. ("Investment Manager"), an investment advisor registered with the SEC. The Company serves as a master fund in a master-feeder structure. The Company's only member and feeder, during the year ended December 31, 2015, was Telemetry Fund I, L.P. ("Feeder Fund"). The investment objectives and restrictions of the Feeder Fund apply to the Company as if those investments were made directly by the Feeder Fund. Their loss is limited to the amount of their investment.

The Company shall continue until December 31, 2030, unless otherwise sooner dissolved or extended by Telemetry Investments, L.L.C. in its capacity as Investment Manager of the Company.

As the Company clears all transactions through other broker-dealers, it is exempt from the provisions of SEC Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions

Securities transactions are recorded on a trade-date basis. Realized gains and losses on securities transactions are recognized based on the first-in first-out method. Changes in unrealized gains and losses are included in the results of operations.

Interest income and expense are recorded on an accrual basis and recognized as earned or incurred. Dividend income and dividends on securities sold short are recognized on ex-date.

The Company's functional currency is U.S. dollars. Securities traded on foreign exchanges in other currencies are valued by translating foreign-denominated prices into U.S. dollars, based upon quoted exchange rates as of December 31, 2015. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the statement of operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain and losses on securities.

**Valuation of Portfolio Investments**

The Company carries its investments at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company values common stocks, exchange traded funds, and futures that are listed on a national securities/futures exchange or quoted on NASDAQ at the last sale price/closing settlement price on the primary securities/futures exchange on which such securities/futures are traded on the date of determination. Options are valued at the midpoint of the lowest available ask price and the highest available bid price (National Best Bid Offer). Such securities are classified within Level 1 of the fair value hierarchy.

The Company's Level 2 corporate bonds are valued by a third-party pricing service for which inputs are observable or can be corroborated by observable market data for substantially the full character of the financial instrument, or inputs that are derived principally from, or corroborated by, observable market information.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Certain common stocks and the note are classified within Level 3 of the fair value hierarchy. The fair value of level 3 financial instruments are estimated by the Investment Manager using various valuation methodologies which are more fully disclosed in Note 9.

When a pricing model is used to value Level 3 investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

**Receivable from and Payable to Clearing Broker**

Receivable from and payable to clearing broker represent net cash and margin collateral balances and net amounts receivable or payable for securities transactions that have not settled. Unrealized appreciation or depreciation on foreign currency translation are also included in receivable from or payable to clearing broker.

**Income Taxes**

No provision for federal or state income taxes has been made since the Company is not a taxable entity and each member is liable for the taxes on their respective share of the Company's income or loss. In accordance with US GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal or state tax authorities. As of and during the year ended December 31, 2015, management has analyzed the Company's tax positions taken on the federal or state income tax returns and concluded that the Company did not require a provision for any uncertain tax positions.

## 3. RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for security transactions are provided substantially by two brokers. For financial reporting purposes, amounts receivable from and payable to a broker have been offset against amounts receivable from the same broker for securities sold, not yet purchased, and other items. At December 31, 2015, substantially all of the securities owned, securities sold, not yet purchased, and amounts receivable from and payable to clearing broker reflected in the statement of financial condition are positions carried by and amounts receivable from or payable to these brokers.

Securities owned and amounts due from broker serve as collateral for the amounts payable to the brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities owned and securities sold, not yet purchased, are subject to margin requirements.

At December 31, 2015, foreign currency balances due to broker valued at $267,744 with a cost of $313,862 were included in receivable from clearing broker.

## 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2015, the Company had net capital of $31,979,663, which exceeded its requirement of $100,000 by $31,879,663. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.008 to 1. The capital rules of the SEC and the NYSE provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than the minimum requirements. Additionally, the capital rules of the SEC and NYSE also provide that the

Company must promptly notify the SEC and the NYSE about the withdrawal(s) of equity capital assuming such withdrawal(s) exceed(s) certain percentages of the Company's excess net capital.

## 5. CAPITAL ACCOUNT

The capital account is comprised of initial and subsequent contributions, net profit or loss allocated, less any withdrawals made during the period. The Investment Manager of the Company may admit additional members or capital contributions on the first day of each fiscal quarter or at such time as the Investment Manager in its discretion sees fit. Each member has the right to withdraw, within 45 days of giving prior written notice to the Investment Manager, its capital account balance, as defined, from the Company effective as of June 30 or December 31 of any fiscal year.

## 6. RELATED PARTY TRANSACTIONS

The Company's operating expenses, as well as those of the Feeder Fund, are primarily paid by the Investment Manager. The Company and the Feeder Fund reimburse the Investment Manager on a monthly basis. For the year ended December 31, 2015 the Investment Manager paid approximately$ 1,223,000 of expenses on behalf of the Company.

The Investment Manager waives its right to be reimbursed by the Company and the Feeder Fund for certain covered expenses, as defined, that exceed a monthly threshold level ("expense cap"). The expense cap is defined as 0.75% of the Feeder Fund's net asset value at the end of the previous month, adjusted for any capital contributions and/or withdrawals, divided by twelve. For the year ended December 31, 2015, the covered expenses in excess of the total expense cap amounted to $503,004.

As of December 31, 2015, the Company owed the Investment Manager approximately $57,000 for the operating expenses paid on its behalf, net of the amount reimbursed by the Investment Manager.

The Feeder Fund pays the Investment Manager a management fee on a quarterly basis in the amount of 0.375% (1.5% per annum) of the net asset value of the Feeder Fund. The Investment Manager is also entitled to 20% of the net profits of the Feeder Fund unless there are prior cumulative losses in the account balances of the individual investors.

## 7. FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. Generally the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, and exchange- traded and over-the-counter options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The Company purchases and sells options on securities, currencies and commodities on national and international exchanges and over-the-counter markets. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Company invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involve trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The Company may invest in "high yield" bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

## 8. DERIVATIVE INSTRUMENTS

The Company utilizes derivatives occasionally as part of its overall trading strategy. It enters into options on specific securities as well as securities' index options. It also occasionally enters into commodities and interest rate sensitive futures on a risk basis. For the year ended December 31, 2015, trading gains on options were approximately $2,603,000 (composed of an unrealized loss of $58,000 and a realized gain of $2,661,000) and a net trading gain on futures of approximately $1,646,000 (composed of an unrealized loss of $108,000 and a realized gain of $1,754,000).

As of December 31, 2015, the Company was long 19,533 and short 750 option contracts on specific securities or indices of securities with a notional value of approximately $139,068,000 and $22,266,000 respectively. This was indicative of the average trading volume throughout the year.

In connection with its futures contracts, the Company generally enters into master netting and/or similar arrangements with its counterparties. For purposes of the statement of financial condition, the Company presents gross financial instrument assets and liabilities and cash collateral held with the same counterparty. The following presents information about financial instruments and related collateral amounts subject to enforceable master netting and/or similar arrangements. Amounts related to derivative instruments as of December 31, 2015 are as follows:

| | | Amounts not offset in the statement of financial condition | | |
|---|---|---|---|---|
| | Gross Amounts recognized in the statement of financial condition | Financial Instruments | Cash Collateral | Net Exposure |
| Derivative Assets (Liabilities) | | | | |
| Future assets | 55,781 | (45,975) | | 9,806 |
| Future liabilities | (45,975) | 45,975 | | - |
| | $ 9,806 | $ - | $ - | $ 9,806 |

## 9. INVESTMENTS AT FAIR VALUE

Investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2015:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Securities owned, at fair value | | | | |
| Common stocks | $ 101,391,212 | $ 0 | $ 2,375,226 | $ 103,766,438 |
| Exchange traded funds | 16,672,572 | 0 | 0 | 16,672,572 |
| Corporate bonds | 0 | 85,939,577 | 0 | 85,939,577 |
| Note | 0 | 0 | 8,098,222 | 8,098,222 |
| Options | 1,741,047 | 0 | 0 | 1,741,047 |
| Futures | 55,781 | 0 | 0 | 55,781 |
| Total securities owned, at fair value | $ 119,860,612 | $ 85,939,577 | $ 10,473,448 | $ 216,273,637 |
| **LIABILITIES** | | | | |
| Securities sold, but not yet purchased, at fair value | | | | |
| Common stocks | $ 38,599,887 | $ 0 | $ 0 | $ 38,599,887 |
| Exchange traded funds | 13,817,643 | 0 | 0 | 13,817,643 |
| Corporate bonds | 0 | 12,711,250 | 0 | 12,711,250 |
| Options | 1,416,000 | 0 | 0 | 1,416,000 |
| Futures | 45,975 | 0 | 0 | 45,975 |
| Total securities sold, but not yet purchased, at fair value | $ 53,879,505 | $ 12,711,250 | $ 0 | $ 66,590,755 |

***Activity in level 3 securities is as follows:***

| | Common stocks | Note | Total |
|---|---|---|---|
| Level 3 Securities at fair value as of December 31, 2014 | $ 0 | $ 0 | $ 0 |
| Purchases of securities | 1,450,000 | 8,098,222 | 9,548,222 |
| Unrealized gain | 925,226 | 0 | 925,226 |
| Level 3 Securities at fair value as of December 31, 2015 | $ 2,375,226 | $ 8,098,222 | $ 10,473,448 |
| Change in unrealized gain on assets held as of December 31, 2015 | $ 925,226 | $ 0 | $ 925,226 |

There were no transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the year ended December 31, 2015.

The Company values its Level 3 investments on a monthly basis using a process led by senior management of the Investment Manager. The Company's valuation process is the culmination of the Investment Manager's investment and monitoring processes, wherein they gather, review, evaluate and update a variety of information and financial developments about the Company's portfolio investments, their industry and product market developments, and changes in capital markets, particularly as these affect the securities of publicly traded peers and competitors of the portfolio investments, as relevant per investment (collectively, the "Valuation Data"). All portfolio valuation decisions are made by the Investment Manager. Valuation Data is collected on each portfolio investment on an ongoing basis and reviewed at least monthly, at which point changes in fair value of each investment in the portfolio (if any) are determined. Valuation techniques are also reviewed monthly for reasonableness and accuracy. Valuations are discussed by senior management and relevant investment team as a group, and a valuation for each investment is decided based on consideration of the Valuation Data as a whole.

The fair value of Level 3 assets are estimated by the Investment Manager using various valuation techniques. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available.

The following describes information on the valuation techniques and nature of significant unobservable inputs used to determine the value of Level 3 assets as of December 31, 2015.

*Convertible Note*:

The Company valued the convertible note in a biotech company at a fair value of $8,098,222. This estimation of fair value is based on 1) the fact that this was a recent transaction, 2) the conversion value of the note in the event of a public offering of common stock, and 3) an enterprise analysis based on the present value of each of its drug candidates in terms of realistic revenue potential and probability adjusted for the likelihood of approval. The unobservable inputs include the recent transaction price, probability of approvals ranging from 5% to 75%, and a discount rate of 20%.

*Common Stock*:

The Company valued its investment in a private telecommunications company at $750,000. The Company has estimated the fair value of this investment based on recent transactions and uses the price in these transactions to infer, or estimate, with or without adjustments, the value of the security held by the Company. The unobservable input includes the recent sale price.

The Company valued its investment in an information technology company at $1,625,226 based on the average brokers' quotes obtained by the Company, which may represent indicative valuation derived from models where significant inputs are unobservable.

The value assigned to Level 3 investments and any unrealized gain or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

## 10. FINANCIAL HIGHLIGHTS

Financial highlights of the Company for the year are as follows:

| | |
|---|---|
| Total return [(1)] | (11.40)% |
| Ratio to average member's equity [(2)] | |
| Professional fees and other expenses, net of the amount reimbursed by the Investment Manager | 0.78 % |
| Interest and dividend expense | 3.83 % |
| Total expenses | 4.61 % |
| Net investment income | 2.36 % |

[(1)] Total return represents the change in value of a theoretical investment by comparing the aggregate beginning and ending values of member's equity, adjusted for cash flows related to capital contributions or withdrawals during the year. An individual investor's return may vary from this return based on the timing of capital transactions.

[(2)] Average member's equity were derived from the beginning and ending member's equity balance for the year, adjusted for cash flows related to capital contributions and withdrawals during the year. For the year ended December 31, 2015, the average member's equity amounted to $93,944,094.

## 11. SUBSEQUENT EVENTS

There have been no subsequent events through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

## TELEMETRY SECURITIES, L.L.C.

**Computation of Net Capital Pursuant to Rule 15c3-1**
**of the Securities Exchange Commission**
**December 31, 2015**

| | | |
|---|---|---|
| **Net Capital** | | |
| Member's equity qualified for net capital | $ | 82,461,312 |
| Deductions and charges: | | |
| Nonallowable assets: | | |
| Non marketable securities | | 10,473,448 |
| Other assets | | 20,000 |
| Futures contracts capital charge | | 517,000 |
| Other charge | | 120,000 |
| | | 11,130,448 |
| Net capital before haircuts | | 71,330,864 |
| Haircuts on securities positions and foreign denominations: | | |
| Debt securities | | 16,174,344 |
| Options | | 2,443,684 |
| Equities including exchange traded funds | | 20,637,541 |
| Foreign denominations | | 7,555 |
| Undue concentration | | 88,077 |
| | | 39,351,201 |
| Net capital | | 31,979,663 |
| Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $267,891 or $100,000 | | 100,000 |
| Excess net capital | $ | 31,879,663 |
| Ratio of aggregate indebtedness to net capital | | 0.008 to 1 |

**Statement pursuant to paragraph (D)(4) of Rule 17A-5**

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its amended unaudited Part IIA FOCUS Report as of December 31, 2015 filed on February 25, 2016



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Member of
Telemetry Securities, L.L.C.

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) Telemetry Securities, L.L.C. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions"), and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*EisnerAmper LLP*

New York, New York
February 25, 2016



Telemetry Securities, L.L.C.
545 Fifth Ave., Suite 1108
New York, NY 10017

**TELEMETRY SECURITIES, L.L.C. EXEMPTION REPORT**

Telemetry Securities, LLC (Telemetry) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best knowledge and belief, the Company states the following:

(1) Telemetry claims an exemption from the provisions from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) for the year ended December 31, 2015 without exception.

Telemetry Securities, L.L.C.

I, Dwight Eyrick, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Dwight Eyrick
Chief Operating Officer

T (917)305 1751 F (212)425 5550
E ir@telemetry-investments.com

# Schedule of Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") and Report of Independent Registered Public Accounting Firm

**TELEMETRY SECURITIES, L.L.C.**
**(a Delaware limited liability company)**

December 31, 2015



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES**

The Member of
Telemetry Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Telemetry Securities, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Telemetry Securities, L.L.C.'s compliance with the applicable instructions of Form SIPC-7. Telemetry Securities, L.L.C.'s management is responsible for the Telemetry Securities, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 25, 2016

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TELEMETRY SECURITIES LLC
545 FIFTH AVE RM 1108
NEW YORK, NY
10017-3630

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GARY R PURWIN (914) 523-3894

2. A. General Assessment (item 2e from page 2) $ 7385

B. Less payment made with SIPC-6 filed (exclude interest) ( 12589 )
7/16/15
Date Paid

C. Less prior overpayment applied ( 17171 )

D. Assessment balance due or (overpayment) <22375>

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ <22375>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $( 22375 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________________________

______________________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TELEMETRY SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 24 day of 2, 20 16.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ <7413675> |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 15616246 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 15616246 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | 1646328 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3602022 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 3602022 |
| Total deductions | 5248350 |
| 2d. SIPC Net Operating Revenues | $ 2954221 |
| 2e. General Assessment @ .0025 | $ 7385 |
| | (to page 1, line 2.A.) |

# Schedule of Assessments and Payments to the Securities Investor Protection Corporation ("SIPC") and Report of Independent Registered Public Accounting Firm

**TELEMETRY SECURITIES, L.L.C.**
**(a Delaware limited liability company)**

December 31, 2015



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES**

The Member of
Telemetry Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Telemetry Securities, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Telemetry Securities, L.L.C.'s compliance with the applicable instructions of Form SIPC-7. Telemetry Securities, L.L.C.'s management is responsible for the Telemetry Securities, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

*EisnerAmper LLP*

New York, New York
February 25, 2016

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TELEMETRY SECURITIES LLC
545 FIFTH AVE RM 1108
NEW YORK, NY
10017-3630

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GARY R PURWIN (914) 523-3894

2. A. General Assessment (item 2e from page 2) $ 7385

B. Less payment made with SIPC-6 filed (exclude interest) ( 12589 )
7/16/15
Date Paid

C. Less prior overpayment applied ( 17171 )

D. Assessment balance due or (overpayment) <22375>

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ <22375>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $____

H. Overpayment carried forward $( 22375 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TELEMETRY SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 24 day of 2, 20 16.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___________
and ending ___________

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ <7413675> |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 15616246 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 15616246 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | 1646328 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| ______________ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3602022 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 3602022 |
| Total deductions | 5248350 |
| 2d. SIPC Net Operating Revenues | $ 2954221 |
| 2e. General Assessment @ .0025 | $ 7385 |
| | (to page 1, line 2.A.) |